EXHIBIT 99.1

Caledonia Mining Corporation Plc: Caledonia commences the direct sale of gold produced from Zimbabwe (NYSE AMERICAN, AIM and VFEX: CMCL)

ST HELIER, Jersey, May 04, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces that it has commenced the direct sale of gold produced from the Blanket Mine to a refiner outside Zimbabwe.

Since listing on the Victoria Falls Stock Exchange and following completion of the Bilboes acquisition, Caledonia has been looking into various avenues to achieve the direct export of its gold. Unrefined gold continues to be processed at Fidelity Gold Refinery (Private) Limited ("FGR"), a subsidiary of the Reserve Bank of Zimbabwe ("RBZ"), on a toll-treatment basis, in accordance with requirements of the government of Zimbabwe for in-country refining; and to allow the Zimbabwean authorities full visibility over the gold produced and exported by Caledonia. The exportation of the gold is facilitated by FGR as the holder of a gold dealing licence. The refined gold held by FGR is exported to a refinery outside Zimbabwe, the receiving foreign refinery undertakes the final refining process and the gold is sold on behalf of Caledonia. Caledonia receives the proceeds of the gold sales directly into its bank account in Zimbabwe within a few days of delivery to the final refinery. This arrangement in respect of production from Blanket Mine complies with the current requirements to pay a 5 per cent royalty and that Blanket continues to receive 75 per cent of its revenues in US dollars and the balance in local currency.

Commenting on this arrangement, Mark Learmonth, Chief Executive Officer, said:
“This arrangement is a big milestone for Caledonia and further demonstrates the pragmatic approach of the Zimbabwe authorities to resolve commercial issues facing gold producers. In the 10 years or so during which Blanket Mine has sold its gold in-country (initially to the RBZ, and more recently to FGR) we have experienced very few difficulties in receiving payment within the prescribed period; when difficulties have arisen, they have been resolved rapidly.

“This new arrangement should be seen in the context of Caledonia’s planned expansion in Zimbabwe, initially at Bilboes and thereafter at Motapa and Maligreen: this new marketing arrangement should make it easier for Caledonia to arrange debt facilities with funders outside Zimbabwe which may be used to support the construction of the new mines.”

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker)
Adrian Hadden	Tel: +44 207 397 1965
Neil McDonald	Tel: +44 131 220 9771
Pearl Kellie	Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker)
Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK)
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America)
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.